THE GABELLI UTILITY TRUST
EXHIBIT TO ITEM 77I


On October 22, 2004, The Gabelli Utility Trust (the "Trust"), organized as a Delaware business Trust, distributed one transferable right for each of the 23,118,185 common shares outstanding to shareholders of record on October 20, 2004. Four rights were required to purchase one additional common share at the subscription price of $7.00 per share. Shareholders who exercised their full primary subscription rights were eligible for an over-subscription privilege entitling them to subscribe, subject to certain limitations and pro-rata allotment, for any additional shares not purchased pursuant to the primary subscription plus additional amounts as authorized by the Board of Trustees in accordance with the Registration Statement. The subscription period expired on November 26, 2004. The rights offering was fully and over-subscribed resulting in the issuance of 5,779,547 common shares and proceeds of $40,465,829 to the Trust, prior to the deduction of estimated expenses of $475,000. The net asset value per share of the Trust common shareholders was reduced by approximately $0.06 per share as a result of the issuance of the shares attributable to the rights offering below net asset value.